

November 20, 2012

Via E-mail
Joseph M. Molina, M.D.
Chief Executive Officer
(Principal Executive Officer)
Molina Healthcare, Inc.
200 Oceangate, Suite 100
Long Beach, CA 90802

> **Re: Molina Healthcare, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 29, 2012**
> **Form 10-Q for the Quarterly Period Ended September 30, 2012**
> **Filed October 26, 2012**
> **File No. 001-31719**

Dear Dr. Molina:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

General

1. In your Form 10-Q for the fiscal quarter ended June 30, 2012, you indicate in a risk factor on page 56 that governors in some states in which you operate your health plans have stated that they do not intend for their states to participate in the Medicaid expansion under the Affordable Care Act. You also state in this risk factor that if the states in which you operate your health plans do not participate in the Medicaid expansion, your Medicaid enrollment levels could be less than projected or could even drop, which could have a materially adverse effect on your business, financial condition, cash flows, or results of operations. Please confirm that in your Form 10-K for the fiscal year ended December 31, 2012, you will identify the states that will not participate in the Medicaid expansion.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 49

2. You do not provide a discussion of your cash flows from investing activities, and your discussion of cash flows from operating and financing activities only covers two fiscal years. Please provide proposed disclosure to be included in future periodic filings to discuss your cash flows from operating, investing and financing activities for all three years that are presented in the financial statements. Provide quantification and a narrative discussion in your proposed disclosure.

Critical Accounting Policies
Medical Claims and Benefits Payable — Health Plans Segment, page 57

3. You attribute the $51.8 million and $49.4 million in prior period claims development at December 31, 2011 and 2010, respectively to several factors. Please provide us with proposed disclosure to be included in future periodic reports that quantifies the impact of each factor cited. This comment also applies to the prior period development of $37.7 million recorded in the period ended September 30, 2012. Refer to page 20 of the Form 10-Q for the quarterly period ended September 30, 2012.

Item 8. Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements

Note 11. Medical Claims and Benefits Payable, page 90

4. Please confirm you will present all three years for which an income statement is presented in the table in future periodic reports. Refer to ASC 944-40-50-3.

Note 16. Share-Based Compensation, page 97

5. Please tell us why you do not disclose the assumptions specified in ASC 718-10-50-2.f.2. Also, we note you report share-based compensation expense before tax and net-of-tax. It is unclear why you are presenting the net-of-tax amount, as it is not required by GAAP. Additionally, please tell us how the net-of-tax stock-based compensation expense amounts were determined for each period.

Regulatory Capital and Dividend Restrictions, page 100

6. In several places in this note, you reference your "health plans." Please provide proposed revisions to your disclosure clarifying whether the "health plans" you refer to are actually wholly owned subsidiaries.

7. Disclose the amount of retained earnings or net income restricted or free of restrictions for the payment of dividends to Molina Healthcare, Inc.'s shareholders. Refer to Rule 4-08(e) of Regulation S-X.

8. Provide proposed disclosure which states the amount of statutory net income or loss as required by Rule 7-03(a)23(c) of Regulation S-X for each period presented.

Note 21. Condensed Financial Information of Registrant, page 104

9. Explain to us why the net amount of dividends received from subsidiaries of $76.6 million less contributions made to subsidiaries of $58.4 million in 2011 disclosed in Note C does not equal the net amount of dividends from and contributions to subsidiaries on the cash flow statement of $27,872.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tabatha Akins, Staff Accountant, at (202) 551-3658 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. Please contact Rose Zukin, Attorney Advisor, at (202) 551-3239 or Jeffrey Riedler, Assistant Director, at (202) 551-3715 with questions on comment one. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant